Exhibit 12

Fiserv, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Three Months Ended March 31,	Year Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings calculation:
Income from continuing operations before income taxes and income from investment in unconsolidated affiliate	$274	$1,047	$898	$881	$723	$786
Interest on indebtedness	41	164	164	174	188	198
Estimated interest component of rental expense	9	36	35	37	38	37

Total adjusted earnings	$324	$1,247	$1,097	$1,092	$949	$1,021

Fixed charges:
Interest on indebtedness	$41	$164	$164	$174	$188	$198
Estimated interest component of rental expense	9	36	35	37	38	37

Total fixed charges	$50	$200	$199	$211	$226	$235

Ratio of earnings to fixed charges	6.5	6.2	5.5	5.2	4.2	4.3

Note: Interest component of rental expense estimated to be 1/3 of rental expense.